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                                                                     Exhibit 8.1
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                                November 17, 1999


To the Addressees Listed
  on Schedule I hereto

         Re:      Advanta Mortgage Loan Trust 1999-4
                  Mortgage Loan Asset-Backed Notes Series 1999-4

Ladies and Gentlemen:

                  We have acted as special tax counsel in connection with the issuance and delivery of the certain asset-backed notes denominated Advanta Mortgage Loan Trust 1999-4, Mortgage Loan Asset-Backed Notes, Series 1999-4, (the "Notes") pursuant to an Indenture dated as of November 1, 1999 (the "Indenture) between Advanta Mortgage Loan Trust 1999-4 (the "Trust") and Bankers Trust Company of California N.A., as indenture trustee (the "Indenture Trustee").

                  As special tax counsel, we have examined such documents as we deemed appropriate for the purposes of rendering the opinions set forth below, including the following: (a) the Prospectus dated August 10, 1999 and the Prospectus Supplement dated November 5, 1999 (together the "Prospectus") with respect to the Notes and (b) an executed copy of the Indenture and the exhibits attached thereto. Capitalized terms used in this opinion letter and not defined herein shall have their respective meanings as set forth in Annex A to the Sale and Servicing Agreement.

                  We have examined the question of whether the Notes will be treated as indebtedness for federal income tax purposes. Our analysis is based on provisions of the Internal Revenue Code of 1986, as amended, the Treasury Regulations promulgated thereunder as in effect on the date hereof and on existing judicial and administrative interpretations thereof. These authorities are subject to change and to differing interpretations, which could apply retroactively. The opinion of special tax counsel is not binding on the courts or the Internal Revenue Service ("IRS"). Moreover, our analysis is based on factual investigations which reveal that the parties have stated unambiguously their intention to treat the Notes as indebtedness for federal income tax purposes.

                  In general, whether instruments such as the Notes constitute indebtedness for federal income tax purposes is a question of fact, the resolution of which is based primarily upon the economic substance of the instruments and the transaction pursuant to which they are issued rather than the form of the transaction or the manner in which the instruments are labeled. The IRS and the courts have set forth various factors to be taken into account in determining whether or not a transaction constitutes the issuance of indebtedness for federal income tax purposes, which we have reviewed as they apply to this transaction.

                  Based on our analysis of such factors as applied to the economic substance of this transaction, certain representations made by Advanta Mortgage Corp. USA, Advanta Conduit Receivables, Inc. and Bear, Stearns & Co., Inc., and such other legal and factual investigations as we have deemed appropriate, we are of the opinion that for federal income tax purposes: (a) the

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Notes will be treated as indebtedness, and not as an ownership interest in the
Mortgage Loans or an equity interest in the Trust and (b) so long as no election to the contrary is made on Form 8832 or otherwise, the Trust will not be treated as an association (or a publicly traded partnership) taxable as a corporation or a taxable mortgage pool.

                  Assuming that the Trust's acquisition of any Subsequent Mortgage Loan is effected in accordance with the provisions of the Sale and Servicing Agreement, our opinions set forth above refer to such Subsequent Mortgage Loans as well as the Initial Mortgage Loans held by the Trust.

                  We express no opinion on any matter not discussed in this letter. This opinion letter is rendered as of the Closing Date, at the request of the Sponsor, for the sole benefit of each addressees hereof, and no other person or entity is entitled to rely hereon without our prior written consent. Copies of this opinion letter may not be furnished to any other person or entity, nor may any portion of this opinion letter be quoted, circulated or referred to in any other document, without our prior written consent.


                                Very truly yours,

                                /s/ Dewey Ballantine

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                                   SCHEDULE I


Bear, Stearns & Co., Inc.                               Ambac Assurance Corporation
as Representative of the Underwriters                   One State Street Plaza
245 Park Avenue                                         New York, New York  10504
New York, New York 10167

Advanta Mortgage Corp. USA                              Moody's Investors Service, Inc.
10790 Rancho Bernardo Drive                             99 Church Street
San Diego, California 92127                             New York, New York 10007

Advanta Conduit Receivables, Inc.                       Bankers Trust Company of California, N.A.,
10790 Rancho Bernardo Drive                               as Indenture Trustee
San Diego, California  92127                            1761 E. St. Andrew Place
                                                        Santa Ana, California 92705

Standard & Poor's Ratings Services,                     Advanta Mortgage
55 Water Street                                            Loan Trust 1999-4
New York, New York 10041                                c/o Wilmington Trust Company
                                                        Rodney Square North
                                                        1100 North Market Street
                                                        Wilmington, Delaware  19890-0001